                                                               Exhibit (a)(5)(a)
                                                               [PHILIPS LOGO]

FOR IMMEDIATE RELEASE

               PHILIPS ELECTRONICS TO COMMENCE CASH TENDER OFFER
                    FOR ALL SHARES OF VLSI FOR $17 PER SHARE
-------------------------------------------------------------------------------

     SUNNYVALE, CA, MARCH 4, 1999 -- Royal Philips Electronics (NYSE:PHG) today announced it will commence a cash tender offer for all outstanding shares of VLSI Technology, Inc. (Nasdaq:VLSI) at a price of $17.00 per share. The offer represents a 58% premium to VLSI's closing price of $10.75 per share on February 25, the last trading day prior to disclosure of Philips' letter to the VLSI Board of Directors offering to acquire VLSI for $17.00 per share in cash.

     The tender offer, which will begin tomorrow, will expire at 12:00 midnight, New York City time, on Thursday, April 1, 1999, unless extended.

     Philips said it continues to have the highest regard for VLSI and its employees and was encouraged by VLSI's statement that its Board of Directors has an open mind concerning the Philips offer. However, given the compelling nature of the offer and Philips' desire to quickly complete such a mutually beneficial transaction, Philips has decided to take its offer directly to VLSI shareholders. Philips remains hopeful that VLSI will decide to negotiate a transaction soon.

     In order for VLSI shareholders to receive the benefits of the offer, Philips intends to request that the VLSI Board of Directors redeem the VLSI rights plan or otherwise take action to render the plan inapplicable to Philips' offer. In the event the VLSI board does not dismantle the rights plan, Philips intends to take the necessary steps to replace the VLSI board with nominees who, subject to their fiduciary duties, would allow the Philips offer to proceed.

                                     # # #

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.


Contacts:
     Jodi Guilbault                          George Sard/David Reno
     Philips Semiconductors                  Sard Verbinnen & Co.
     408/991-2332                            212/687-8080
     Jodi Guilbault@sv.sc.philips.com
     www.semiconductors.philips.com